

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 20, 2009

Mr. James W. Wiltz
President and Chief Executive Officer
1031 Mendota Heights Road
St. Paul, Minnesota 55120

> **Re: Patterson Companies, Inc.**
> **Form 10-K for Fiscal Year Ended April 26, 2008**
> **Filed June 25, 2008**
> **File No. 0-20572**

Dear Mr. Wiltz:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended April 26, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

1.   Please discuss, in a separately-captioned section, your off-balance sheet arrangements that have or are reasonably like to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. Your disclosure should include the items specified in paragraphs (a)(4)(i)(A) through (D) of Item 303 of Regulation S-K.

Contractual Obligations, page 38

2.   It appears that you have not included interest payments in your table of contractual obligations. Please tell us why you have not discussed your interest payments either directly in the table of contractual obligations or as a footnote to the table. Refer to footnote 46 in SEC Release 33-8350 for additional guidance.

Consolidated Financial Statements, page 44

Note 11. Segment and Geographic Data, page 63

3.   Please tell us why you aggregate the corporate office general and administrative expenses with the dental supply segment rather than present them separately in the reconciliation of segment totals to consolidated totals.

Certifications Pursuant to Section 302, Exhibit 31

4.   Please remove the title of the certifying individual from the introductory line of the certifications in accordance with Item 601(b)(31) of Regulation S-K.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Yolanda Guobadia at (202) 551-3562 or Ryan Milne, Branch Chief, at (202) 551-3688 if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services